

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 9, 2016

Linda G. Sullivan
Executive Vice President and Chief Financial Officer
American Water Works Company, Inc.
1025 Laurel Oak Road
Voorhees, NJ 08043

> **Re:     American Water Works Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response dated May 3, 2016**
> **File No. 001-34028**

Dear Ms. Sullivan:

We have reviewed your May 3, 2016 response to our comment letter and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows, page 66

1. We have read your response to comment 2 and have the following comments:

   - Please provide us with the complete set of journal entries you record related to your removal costs.  Your statement that you "capitalize costs of removal by charging accumulated depreciation as expenditures are incurred" suggests that you do not receive rate recovery of such costs until you actually incur the expenditures as opposed to being included in rates and expensed over the life of the asset prior to removal.  Please clarify if our understanding is not correct.  If our understanding is correct, please advise us why regulatory liabilities also exist for non-legal removal costs.  Please ensure that you include the reason(s) for the entries made to initially record removal costs, upon the creation and amortization of related regulatory assets and/or liabilities, the recording of associated expense, including the timing, and the incurrence of removal expenditures.

- Please clarify why your investing activity classification of non-legal removal costs should be accorded different classification than legal removal costs required to be presented within operating activities pursuant to ASC 230-10-45-17(e).

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 or Melissa Blume, Staff Accountant at (202) 551-7128, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products